ARKEMA

January, 21ST 2007

[redacted]

08000422

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended (***the Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

PROCESSED
JAN 30 2008
THOMSON FINANCIAL

Vice President Investor Relations

Frédéric GAUVARD

dlw 1/29

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Enclosed documents

- Press release : " Appointment in the Arkema's Executive Committee "

ARKEMA
The world is our inspiration

Press release

Communiqué de presse

Colombes, January 17th 2008

Appointment in the Arkema's Executive Committee

Pierre CHANOINE will be appointed, on February 1st, member of the Executive Committee of Arkema succeeding Philippe GOEBEL.

Pierre CHANOINE will remain in charge of the Fluorochemicals Business Unit and will supervise the Technical Polymers and Specialty Chemicals (CECA) Business Units.

The Functional Additives Business Unit will be supervised by Marc SCHULLER.

Corporate R&D Division will report directly to Thierry LE HENAFF.

Pierre CHANOINE, 58 years old, graduate of Ecole Supérieure de Commerce in Reims and also hold an MBA from Sherbrooke University (Canada). He started his career in 1974 at Elf Aquitaine. After holding a number of financial positions he joined Texas Gulf in the US in 1989, in charge of commercial development. From 1991 to 2001 he was in charge of Corporate Planning and Strategy and took over chlorine/ caustic soda business. After holding a position in Spain, in 2002 he became Group President in charge of the Urea Formaldehyde Resins Business.
Since 2004, Pierre Chanoine had been Group President of Arkema's Fluorochemicals Business Unit.

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 17,000 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

INVESTOR RELATIONS:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

PRESS RELATIONS:

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tel. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

END